UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CONE Midstream Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

206812109

(CUSIP Number)

David M. Khani

Chief Financial Officer

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

(724) 485-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See

Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206812109	13D	Page 1 of 11 Pages

1.	Name of Reporting Person: CONSOL Energy Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: None
	8.	Shared Voting Power: 21,692,198(a)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 21,692,198(a)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,692,198(a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 34.1%(b)
14.	Type of Reporting Person: CO

(a)	Represents 7,110,637 common units representing limited partner interests (“Common Units”) and 14,581,561 subordinated units representing limited partner interests (“Subordinated Units”) in CONE Midstream Partners LP (the “Issuer”) held directly by CNX Gas Company LLC (“CNX Gas LLC”). CNX Gas LLC is a wholly owned subsidiary of CNX Gas Corporation (“CNX Gas Corp”). CNX Gas Corp is a wholly owned subsidiary of CONSOL Energy Inc., a publicly traded company listed on the New York Stock Exchange (“CONSOL”). Accordingly, each of CONSOL and CNX Gas Corp may be deemed to indirectly beneficially own the Common Units directly held by CNX Gas LLC.
(b)	Based upon 34,422,212 Common Units outstanding as of August 7, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2017, and gives effect to the conversion of the Subordinated Units beneficially owned by the Reporting Persons, which will take place on November 15, 2017.

CUSIP No. 206812109	13D	Page 2 of 11 Pages

1.	Name of Reporting Person: CNX Gas Corporation
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: None
	8.	Shared Voting Power: 21,692,198(a)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 21,692,198(a)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,692,198(a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 34.1%(b)
14.	Type of Reporting Person: CO

(a)	Represents 7,110,637 common units representing limited partner interests (“Common Units”) and 14,581,561 subordinated units representing limited partner interests (“Subordinated Units”) in CONE Midstream Partners LP (the “Issuer”) held directly by CNX Gas Company LLC (“CNX Gas LLC”). CNX Gas LLC is a wholly owned subsidiary of CNX Gas Corporation (“CNX Gas Corp”). CNX Gas Corp is a wholly owned subsidiary of CONSOL Energy Inc., a publicly traded company listed on the New York Stock Exchange (“CONSOL”). Accordingly, each of CONSOL and CNX Gas Corp may be deemed to indirectly beneficially own the Common Units directly held by CNX Gas LLC.
(b)	Based upon 34,422,212 Common Units outstanding as of August 7, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2017, and gives effect to the conversion of the Subordinated Units beneficially owned by the Reporting Persons, which will take place on November 15, 2017.

CUSIP No. 206812109	13D	Page 3 of 11 Pages

1.	Name of Reporting Person: CNX Gas Company LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Virginia
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: None
	8.	Shared Voting Power: 21,692,198(a)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 21,692,198(a)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,692,198(a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 34.1%(b)
14.	Type of Reporting Person: OO (Limited Liability Company)

(a)	Represents 7,110,637 common units representing limited partner interests (“Common Units”) and 14,581,561 subordinated units representing limited partner interests (“Subordinated Units”) in CONE Midstream Partners LP (the “Issuer”) held directly by CNX Gas Company LLC (“CNX Gas LLC”). CNX Gas LLC is a wholly owned subsidiary of CNX Gas Corporation (“CNX Gas Corp”). CNX Gas Corp is a wholly owned subsidiary of CONSOL Energy Inc., a publicly traded company listed on the New York Stock Exchange (“CONSOL”). Accordingly, each of CONSOL and CNX Gas Corp may be deemed to indirectly beneficially own the Common Units directly held by CNX Gas LLC.
(b)	Based upon 34,422,212 Common Units outstanding as of August 7, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 7, 2017, and gives effect to the conversion of the Subordinated Units beneficially owned by the Reporting Persons, which will take place on November 15, 2017.

CUSIP No. 206812109	13D	Page 4 of 11 Pages

Explanatory Note:

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Statement on Schedule 13D (as amended to date, the “Schedule 13D”) filed on November 23, 2016 with the Securities and Exchange Commission (the “Commission”) relating to the common units representing limited partner interests in CONE Midstream Partners LP, a Delaware limited partnership. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

This Schedule 13D relates to the common units representing limited partner interests (the “Common Units”) of CONE Midstream Partners LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is at 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317. The Reporting Persons hold 21,692,198 Common Units.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	This Schedule 13D is filed by CONSOL Energy Inc., a Delaware corporation (“CONSOL”), CNX Gas Corporation, a Delaware corporation (“CNX Gas Corp”), and CNX Gas Company LLC, a Virginia limited liability company (“CNX Gas LLC”). Each of the foregoing is referred to collectively as the Reporting Persons.

Information concerning the executive officers and board of directors or managers of each of the Reporting Persons, as applicable (collectively, the “Listed Persons”), including name, business address, present principal occupation or employment, and citizenship is listed on the attached Schedule I, which is incorporated herein by reference..

(b)	The address for the Reporting Persons is 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317.

(c)	The principal businesses of the Reporting Persons are Appalachian area natural gas and liquids activities, including production, gathering, processing and acquisition of natural gas properties in the Appalachian Basin and the extraction and preparation of coal, also in the Appalachian Basin.

(d)-(e)	During the past five years, none of the Reporting Persons, and none of the Listed Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	CONSOL and CNX Gas Corp are organized under the laws of the State of Delaware. CNX Gas LLC is an organized under the laws of the Commonwealth of Virginia.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is supplemented as follows:

As previously disclosed, on September 30, 2014, the Issuer, CONSOL and the other parties thereto entered into the Contribution, Conveyance and Assumption Agreement, pursuant to which the Reporting Persons received 4,519,060 Common Units and 14,581,561 Subordinated Units in consideration for the contribution of certain assets to the Issuer. On November 15, 2017, the Subordinated Units beneficially owned by the Reporting Persons will automatically convert into Common Units on a one-for-one basis for no additional consideration.

CUSIP No. 206812109	13D	Page 5 of 11 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

Conversion of Subordinated Units

On October 20, 2017, the board of directors of CONE Midstream GP LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”) declared a quarterly cash distribution of $0.3025 per Common Unit with respect to the quarter ended September 30, 2017. The distribution payment will be made on November 14, 2017. As a result, pursuant to the terms of the First Amended and Restated Agreement of Limited Partnership of the Issuer, the subordination period will terminate on November 15, 2017 and each Subordinated Unit issued and outstanding will automatically convert into an equal number of Common Units.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons own 50% of the membership interests of CONE Gathering LLC (“CONE”), which owns all of the membership interests in the Issuer’s General Partner and appoints the General Partner’s board of directors. The Reporting Persons may engage in discussions with management, the board of directors, and unitholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 34,422,212 Common Units outstanding as of August 7, 2017, as reported in the Issuer’s Form 10-Q filed with the Commission on August 7, 2017, and assuming the conversion of the subordinated units beneficially owned by the Reporting Persons.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
CONSOL Energy Inc.	21,692,198	34.1%	0	21,692,198	0	21,692,198
CNX Gas Corporation	21,692,198	34.1%	0	21,692,198	0	21,692,198
CNX Gas Company LLC	21,692,198	34.1%	0	21,692,198	0	21,692,198

CUSIP No. 206812109	13D	Page 6 of 11 Pages

CNX Gas LLC is the record holder of 7,110,637 Common Units and 14,581,561 Subordinated Units. CNX Gas LLC is a wholly owned subsidiary of CNX Gas Corp, which is a wholly owned subsidiary of CONSOL a publicly traded company listed on the New York Stock Exchange.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Listed Persons has effected any transactions in the Common Units.

(d)	None.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement

CUSIP No. 206812109	13D	Page 7 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2017	CONSOL Energy Inc.

/s/ Stephen W. Johnson
	By:	Stephen W. Johnson
Executive Vice President and Chief Administrative Officer

CNX Gas Corporation

/s/ Stephen W. Johnson
By:	Stephen W. Johnson
Executive Vice President

CNX Gas Company LLC

/s/ Stephen W. Johnson
By:	Stephen W. Johnson
Senior Vice President

CUSIP No. 206812109	13D	Page 8 of 11 Pages

Schedule I

Information regarding each managing member, director and executive officer of the Reporting Persons, or each person controlling the Reporting Persons, is set forth below.

Reporting Person: CONSOL Energy Inc.

Name	Business Address	Principal Occupation or Employment	Citizens hip

Nicholas J. DeIuliis	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	President and Chief Executive Officer, Director	USA

Stephen W. Johnson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Administrative Officer	USA

Donald W. Rush	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Financial Officer	USA

Timothy C. Dugan	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Operating Officer - Exploration and Production	USA

James A. Brock	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Operating Officer - Coal	USA

William N. Thorndike, Jr.	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Chairman of the Board(Managing Director of Housatonic Partners)	USA

Alvin R. Carpenter	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former ViceChairman – CSX Corporation)	USA

J. Palmer Clarkson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (President and Chief Executive Officer of Bridgestone HosePower, LLC)	USA

CUSIP No. 206812109	13D	Page 9 of 11 Pages

Name	Business Address	Principal Occupation or Employment	Citizens hip
William E. Davis	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Chairmanand Chief Executive Officer of Niagara Mohawk Power Corporation)	USA

Maureen E. Lally-Green	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Judge on the Superior Court of Pennsylvania)	USA

Bernard Lanigan, Jr.	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Chairman and ChiefExecutive Officer of Southeast Asset Advisors, Inc.)	USA

John T. Mills	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Former Chief Financial Officer – Marathon Oil Corporation)	USA

Joseph P. Platt	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (General Partner, Thorn Partners, LP)	USA

William P. Powell	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (General Partner, Thorn Partners, LP)	USA

Edwin S. Roberson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Director (Chief Executive Officer, Christ Community Health Services)	USA

CUSIP No. 206812109	13D	Page 10 of 11 Pages

Reporting Person: CNX Gas Corporation

Name	Business Address	Principal Occupation or Employment	Citizenship

Timothy C. Dugan	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Operating Officer - Exploration and Production of CONSOL Energy Inc. Position with Reporting Person: Director and President and Chief Executive Officer	USA

Nicholas J. DeIuliis	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	President and Chief Executive Officer, Director of CONSOL Energy Inc. Position with Reporting Person: Director	USA

Stephen W. Johnson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Administrative Officer of CONSOL Energy Inc. Position with Reporting Person: Director and Executive Vice President	USA

David M. Khani	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Position with Reporting Person: Director and Senior Vice President and Chief Financial Officer	USA

CUSIP No. 206812109	13D	Page 11 of 11 Pages

Reporting Person: CNX Gas Company LLC

Name	Business Address	Principal Occupation or Employment	Citizenship

Timothy C. Dugan	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Operating Officer - Exploration and Production of CONSOL Energy Inc. Position with Reporting Person: Manager and President and Chief Executive Officer	USA

Nicholas J. DeIuliis	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	President and Chief Executive Officer, Director of CONSOL Energy Inc. Position with Reporting Person: Manager	USA

Stephen W. Johnson	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Executive Vice President and Chief Administrative Officer of CONSOL Energy Inc. Position with Reporting Person: Manager and Senior Vice President	USA

David M. Khani	1000 CONSOL Energy Drive, Canonsburg, Pennsylvania 15317	Position with Reporting Person: Manager and Senior Vice President and Chief Financial Officer	USA